September 20, 2006

Mr. Larry Greene
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, DC 20549

Re:
Mercantile Alternative Strategies Master Fund LLC
(File No. 811-21816)
Mercantile Alternative Strategies Fund LLC
(File Nos. 33-128725 and 811-21257)
Mercantile Absolute Return Master Fund LLC
(File No. 811-21814)
Mercantile Absolute Return Fund LLC
(File Nos. 33-128721 and 811-21088)
Mercantile Long-Short Manager Master Fund LLC
(File No. 811-21218)
Mercantile Long-Short Manager Fund LLC
(File Nos. 33-128729 and 811-21258)
(together, the “Funds” and each a “Fund”)

Dear Mr. Greene:

Set forth below are our responses to the staff’s oral comments on the tender offer statements dated August 25, 2006 for each of the Funds named above. You made the following comments in a conversation with Jennifer E. Vollmer of Mercantile Capital Advisors, Inc. on September 14, 2006. The comments were made referring to the Offer to Purchase for the Mercantile Long-Short Manager Master Fund LLC, but apply to all of the Funds.

The Offer to Purchase

1.  Comment:In the introductory pages, in the section entitled “IMPORTANT,” do not use capitalized language as it does not comply with the plain English requirements. The text should be in lower case and may be in bold or italics.

Response: The Funds will make this change in future tender offers.

2.  Comment:As described in the “Summary” and throughout the tender offer statements, the tender offer for each Fund only remains open until 5:00 p.m., Eastern Time on the expiration date. Industry standard is for the tender offer to remain open until 12:00 midnight on the expiration date. Please change the time to 12:00 midnight.

Response: While it may be “industry” standard for tender offers to remain open until 12:00 midnight on the expiration date, we respectfully submit the Funds may not be in the same “industry” to which the standard applies. The Funds are part of a master/feeder structure, and the Master Funds invest only in hedge funds managed by sub-advisers. Extending the termination time to 12:00 midnight could result in the sub-advisers not knowing until the second business day following the expiration date whether underlying hedge funds needed to be liquidated. This delay could be detrimental to ensuring that sufficient assets were available to satisfy the tender offer. Because we are aware of tender offers by other funds similar to the Funds remaining open only until 5:00 p.m., and because the standard, if it applies, is only a standard and not a requirement, the Funds respectfully decline to comply with this comment.

3.  Comment:In the second bullet in the section entitled “Summary,” states that the Funds reserves the right to cancel, extend, amend or postpone the tender offer. Please clarify that the right to cancel, extend, amend or postpone the tender offer are subject to the conditions set forth in Item 7, “Certain Conditions of the Offer.”

Response: The Funds will clarify in the “Summary” section of future tender offers that each Fund reserves the right to cancel, extend, amend or postpone the tender offer at any time before the expiration date is subject to the conditions discussed in Item 7.

4.  Comment:The seventh bullet in the section entitled “Summary,” states that a Fund may, under certain limited circumstances, pay all or a portion of the amounts due by an in-kind distribution of securities. Please confirm that this complies with Rule 13e-4(f)(10) of the Securities Exchange Act of 1934.

Response: In the unusual event that a Fund would need to pay all or a portion of the amounts due by an in-kind distribution of securities, the Fund would make such payment on a pro-rata basis to all members tendering their interests in the offer to ensure that such members have equal rights in accordance with Rule 13e-4(f)(10). The Funds will clarify this in future tender offers.

5.  Comment:In Item 2, “Offer to Purchase and Price,” provide a statement of historical price.

Response: Item 1002 of Regulation M-A, which requires disclosure of historical price information in tender offer documents, states that such information should include the quarterly high and low sales prices in the principal market for the securities or the range of high and low bid quotations if there is no principal market. The item goes on to permit the tender offeror to so state if there is no established trading market for the securities.

There is no established trading market for the Funds’ securities. Interests in the Funds are offered periodically at certain specified times, and the price of those Interests is based on the Fund’s net asset value at that time. In this regard, the Funds will add the following sentence to the beginning of the second paragraph of Item 2 of the Offer to Purchase in future tender offers:

There is no established trading market for the Interests of the Master Fund, and the value of Interests at any particular time is based on the net asset value of the Master Fund at that time.

6.  Comment:In Item 5, “Withdrawal Rights,” clarify the effect of an extension to the tender offer on a member’s right to withdraw a tender as discussed in the first sentence of Item 5 which states “Any Member tendering Interests pursuant to this Offer may withdraw the tender at any time prior to 5:00 p.m., Eastern Time, on September 25, 2006 unless the Offer is extended.”

Response: An extension of a tender offer will result in the subsequent extension of a member’s right to withdraw their tender before any later expiration date. The Funds will clarify this sentence in future tender offers.

7.  Comment:In Item 7, “Certain Conditions of the Offer,” revise the second paragraph regarding the conditions under which the Funds may cancel the tender offers in the event of the commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Funds to reflect the current military actions involving the United States in Iraq and Afghanistan and whether or not such actions are not material to the Funds.

Response: The Fund will make this change in future tender offers.

* * * *

We trust that the foregoing is responsive to your comments.

Each Fund confirms that the adequacy and accuracy of the disclosure in the Schedule TO is the responsibility of the Fund. Each Fund acknowledges that staff comments or changes in responses to staff comments to the disclosure in the tender offer documents do not foreclose the Commission from taking any action with respect to the tender offer documents; and that a staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ David L. Meyer
David L. Meyer Vice President

cc:	Kevin A. McCreadie Mercantile Capital Advisors, Inc. Jennifer E. Vollmer Mercantile Capital Advisors, Inc. Elliott S. Cohan Kramer Levin Naftalis & Frankel LLP

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